SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  under the Securities Exchange Act of 1934*
                               (Amendment No. 7)

                           COMPANHIA DE BEBIDAS DAS
                               AMERICAS-AMBEV
                               (Name of Issuer)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                  (Translation of Issuer's Name into English)

                       COMMON SHARES, WITHOUT PAR VALUE

    AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100 COMMON SHARES,
         WITHOUT PAR VALUE, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                        (Title of Class or securities)

                                   20441W104
                                (CUSIP Number)


                             CARLOS ALVES DE BRITO
                  COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
                      RUA DR. RENATO PAES DE BARROS 1017
                         04530-001 - SAO PAULO, SP
                                    BRAZIL
                               (55-11) 2122-1505

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)


                                   COPY TO:
                              DAVID MERCADO, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 474-1000

                                 MARCH 3, 2004
                 (Date of Event to Which This Filing Relates)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
   1     Names of Reporting Persons
         COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
   3     SEC Use Only
-------- -----------------------------------------------------------------------
         Source of Funds (See Instructions)
   4     OO
-------- -----------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required
   5     Pursuant Items 2(d) or 2(e)    [_]
-------- -----------------------------------------------------------------------
         Citizenship or Place of Organization
   6     FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS COMMON SHARES*
         OWNED BY EACH              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
------- ------------------------------------------------------------------------
  1     Names of Reporting Persons
        FUNDACAO ANTONIO E HELENA ZERRENNER INSTITUICAO NACIONAL DE BENEFICENCIA

        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
------- ------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
  2     (a)  [x]
        (b)  [_]
------- ------------------------------------------------------------------------
  3     SEC Use Only
------- ------------------------------------------------------------------------
  4     Source of Funds (See Instructions)
        OO
------- ------------------------------------------------------------------------
  5     Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e)     [_]
------- ------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS B COMMON SHARES*
         OWNED BY EACH              |
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS B COMMON SHARES*
                                    |
--------------------------------------------------------------------------------
 11     Aggregate Amount Beneficially Owned by Each Reporting Person
        38,388,914 CLASS B COMMON SHARES*
------- ------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [_]
------- ------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      62.27%
------- ------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      HC
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
-------- -----------------------------------------------------------------------
1        Names of Reporting Persons
         BRACO S.A.

         IRS Identification Nos. of Above Persons (entities only)
         Not Applicable (foreign entity)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS B COMMON SHARES*
         OWNED BY EACH              |
           Reporting                | ------ -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    | ------ -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS B COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS B COMMON SHARES*
-------- -----------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         71.39%(1,2)
-------- -----------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)
         HC
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         EMPRESA DE ADMINISTRACAO E PARTICIPACOES S.A. - ECAP

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         Federative Republic of Brazil
-------- -----------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS COMMON SHARES*
         OWNED BY EACH              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       62.27%*
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       HC
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         S-BRACO PARTICIPACOES S.A.

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE (FOREIGN ENTITY)
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS COMMON SHARES*
         OWNED BY EACH              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       HC
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         JORGE PAULO LEMANN

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS COMMON SHARES*
         OWNED BY EACH              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
-------- -----------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
1        Names of Reporting Persons
         CARLOS ALBERTO DA VEIGA SICUPIRA

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
         Check the Appropriate Box if a Member of a Group (See Instructions)
2        (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
3        SEC Use Only
-------- -----------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
-------- -----------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required
         Pursuant Items 2(d) or 2(e)     [_]
-------- -----------------------------------------------------------------------
6        Citizenship or Place of Organization
         FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS COMMON SHARES*
         OWNED BY EACH              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

CUSIP No. 74838Y20
--------------------------------------------------------------------------------
   1     Names of Reporting Persons
         MARCEL HERRMANN TELLES

         IRS Identification Nos. of Above Persons (entities only)
         NOT APPLICABLE
-------- -----------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  [x]
         (b)  [_]
-------- -----------------------------------------------------------------------
   3     SEC Use Only
-------- -----------------------------------------------------------------------
         Source of Funds (See Instructions)
   4     OO
-------- -----------------------------------------------------------------------
         Check if Disclosure of Legal Proceedings is Required
   5     Pursuant Items 2(d) or 2(e)    [_]
-------- -----------------------------------------------------------------------
         Citizenship or Place of Organization
   6     FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
                                    |  7      Sole Voting Power
                                    |         0
           Number of                |------- -----------------------------------
             Shares                 |  8      Shared Voting Power
          Beneficially              |         38,388,914 CLASS COMMON SHARES*
         OWNED BY EACH              |
           Reporting                |------- -----------------------------------
          Person with               |  9      Sole Dispositive Power
                                    |         0
                                    |------- -----------------------------------
                                    | 10      Shared Dispositive Power
                                    |         38,388,914 CLASS COMMON SHARES*
                                    |
-------- -----------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         38,388,914 CLASS COMMON SHARES*
-------- -----------------------------------------------------------------------
         Check if the Aggregate Amount in Row (11) Excludes
12       Certain Shares (See Instructions)     [_]
-------- -----------------------------------------------------------------------
         Percent of Class Represented by Amount in Row (11)
13       77.08%(1,2)
-------- -----------------------------------------------------------------------
         Type of Reporting Person (See Instructions)
14       IN
--------------------------------------------------------------------------------

*/ On January 31, 2003, NCAQ Sociedad Colectiva ("NCAQ"), an indirect subsidiary of Companhia de Bebidas das Americas - AmBev ("AmBev"), acquired 26,388,914 Class B Shares of the Issuer. On January 31, 2003, Dunvegan S.A., an indirect subsidiary of AmBev ("Dunvegan"), also acquired 230,920,000 Class A Common Shares of the Issuer from Beverage Associates (BAC) Corp. ("BAC"). In addition, Dunvegan has acquired, after February 1, 2003, 12,000,000 Class B Shares of the Issuer in the aggregate. Each Class A Common Share and Class B Common Share has one vote. As of the date hereof, AmBev, through its subsidiaries, owns approximately 38.67% (not including certain escrowed shares over which AmBev and BAC share voting rights) of all the outstanding voting shares of the Issuer. AmBev also has an option to acquire from BAC, and BAC has an option to sell to AmBev, an additional 373,520,000 Class A Common Shares. In addition, on January 31, 2003, BAC and AmBev purchased 6,056,656 and 8,024,234 shares, respectively, of Quilmes International (Bermuda) Ltd. ("QIB"), a subsidiary of Quinsa, from Heineken International B.V. ("Heineken"), which represents a 12.37% interest in QIB and all of the outstanding shares of QIB not owned by Quinsa.

On March 3, 2004, S-Braco, Rougeval Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement") with respect to the contribution of all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000 ordinary shares of Interbrew. S-Braco controls, directly or indirectly, all of the other SB Group Companies. See Items 2, 3, 4 and 6.

Item 1. Security and Issuer.

     This Report on Schedule 13D relates to the Class B common shares, without par value, of Quilmes Industrial (Quinsa) Societe Anonyme, a Luxembourg corporation ("Quinsa"). The Quinsa Class B Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents two Quinsa Class B Shares, evidenced by American Depositary Receipts ("ADRs"). The address of Quinsa's principal executive offices is Teniente General Peron 667, Buenos Aires, Argentina, 1038.

Item 2. Identity and Background.

     (a), (b), (c), (f) This Schedule 13D is being filed by (i) Companhia de Bebidas das Americas - AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"), (ii) Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a foundation established under the laws of the Federative Republic of Brazil ("Fundacao"), (iii) Braco S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"), (iv) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP"), (v) S-Braco Participacoes S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("S-Braco"), (vi) Jorge Paulo Lemann, a Brazilian citizen ("Mr. Lemann"), (vii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen ("Mr. Sicupira"), and (viii) Marcel Hermann Telles, a Brazilian citizen ("Mr. Telles") (collectively, the "Reporting Persons").

     AmBev is a holding company, the subsidiaries of which produce, distribute and sell beer, soft drinks and other non-alcoholic and non-carbonated beverages primarily in Brazil. The address of AmBev's principal offices (where AmBev carries out its principal business) is Rua Dr. Renato Paes de Barros, no. 1.017, 3o. andar cjs. 31 e 32, 04530-000, Sao Paulo, SP, Brazil. Prior to February 3, 2003, AmBev's principal offices were located at Rua Maria Coelho Aguiar, 215, Bloco F-6o. andar, CEP 05804-900, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of AmBev are set forth in Annex A to this Schedule 13D.

     Fundacao is a tax-exempt charitable foundation. The address of Fundacao's principal offices (where Fundacao carries out its principal business) is Av. Brigadeiro Faria Lima, 3900, 11.o. andar, cj. 1101, CEP 04538-132, Sao Paulo, SP, Brazil. Prior to April 25, 2003, Fundacao's principal offices were located at Alameda Itu 852. no. 19, Cerqueira Cesar, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the trustees of Fundacao are set forth in Annex A to this Schedule 13D.

     Braco is an investment company, substantially all the assets of which consist of shares of AmBev and ECAP. Approximately 84.6%, of the common shares of Braco are owned by S-Braco. The address of Braco's principal offices (where Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o. andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of Braco are set forth in Annex A to this Schedule 13D.

     ECAP is an investment company, substantially all the assets of which consist of shares of AmBev. Approximately 99.7% of the common shares of ECAP are owned by Braco. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o. andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A to this Schedule 13D.

     S-Braco is an investment company, substantially all the assets of which consist of shares of AmBev and Braco. 50%, 25% and 25%, respectively, of the common shares of S-Braco are indirectly owned by Mr. Lemann, Mr. Sicupira and Mr. Telles through four holding companies, Santa Judith Participacoes S.A. ("Santa Judith"), Santa Irene Participacoes S.A. ("Santa Irene"), Santa Estela Participacoes S.A. ("Santa Estela") and Santa Prudencia Participacoes S.A. ("Santa Prudencia"), each a corporation incorporated under the laws of the Federative Republic of Brazil. All of the common shares of Santa Judith and Santa Irene are owned by Mr. Lemann and all of the common shares of Santa Estela and Santa Prudencia are owned by Mr. Sicupira and Mr. Telles, respectively. The address of S-Braco's principal offices (where S-Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7o. andar, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of S-Braco are set forth in Annex A to this Schedule 13D.

     Mr. Lemann is a partner of GP Investimentos Ltda., an officer of Braco, President of ECAP and S-Braco, the chairman of the board of directors of S-Braco, a director of Quinsa and QIB and member of the board of directors of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o. andar, CEP 04538-905, Sao Paulo, SP, Brazil.

     Mr. Sicupira is a partner of GP Investimentos Ltda., an officer of Braco and ECAP, a director of S-Braco, Quinsa and QIB and member of the board of directors of AmBev. His principal business address is Avenida Brigadeiro Faria Lima, 3729 - 7o. andar, CEP 04538-905, Sao Paulo, SP, Brazil.

     Mr. Telles is a partner of GP Investimentos Ltda., a co-chairman of the Board of Directors of AmBev, a director of S-Braco, an officer of Braco and ECAP and a trustee of Fundacao. His principal business address is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

     On July 1, 1999, Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, entered into a shareholders agreement (the "Original AmBev Shareholders Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries (which include Brahma and Antarctica). In the Original AmBev Shareholders Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the Board of Directors of AmBev and its subsidiaries. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev common shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev common shares in accordance with the wishes of the party holding the greatest number of AmBev common shares, except that certain fundamental matters will require unanimity. The Original AmBev Shareholders Agreement also contains, among others, terms and conditions with respect to (i) rights of first refusal for the acquisition of shares that a party intends to dispose of, (ii) the acquisition of shares of a party whose shares have been subject to seizure or attachment, (iii) rights of first refusal to exercise subscription rights that a party intends to dispose of, (iv) buy-sell rights beginning 30 months after the date of execution of the Original AmBev Shareholders Agreement pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (v) the right of first refusal of Fundacao to purchase shares of Braco and ECAP, in the event of any proposed transfer by their controlling shareholders.

     In connection with the Contribution and Subscription Agreement, described under Item 4 below, on March 2, 2004, the Fundacao, Braco, ECAP (the "Shareholders"), AmBev and Mr. Lemann, Mr. Sicupira, Mr. Telles and Interbrew S.A., as intervening parties, executed the first amendment to the Original AmBev Shareholders Agreement (the "First Amendment to the Original AmBev Shareholders Agreement") to, among other things, (i) provide that each of the Shareholders may appoint two observers to the meetings of the board of directors of AmBev, without a right to vote; (ii) create a financial committee and an audit committee, and (iii) provide that Braco and ECAP shall have the right to elect, from among the directors they are entitled to appoint, one effective member and the respective alternate appointed by Interbrew; (iv) eliminate the right of first refusal, (v) restrict the disposal of shares, directly or indirectly, by the Shareholders through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, as long as the corporate control of Interbrew is shared with Mr. Lemann, Mr. Sicupira and Mr. Telles, except for the indirect disposal of shares among Mr. Lemann, Mr. Sicupira and Mr. Telles or to Interbrew or its affiliates and other limited exceptions, (vi) terminate the provisions relating to purchase and sale option of the Shareholders, and (vii) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco and ECAP to accelerate the termination of the AmBev Shareholders' Agreement in the event that the current procedure for the election of the members of the Board of Trustees of the Fundacao is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the Fundacao. Furthermore, the First Amendment to the Original AmBev Shareholders Agreement provides for the amendment of the AmBev by-laws to increase the mandatory minimum dividend to 35%.

     On August 30, 2002, Santa Judith, Santa Irene, Santa Estela and Santa Prudencia (collectively, the "Parties"), with Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-Braco, Braco, ECAP and AmBev as acknowledging parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-Braco, Braco, ECAP and

AmBev. In the Shareholders' Voting Rights Agreement, each of the Parties (and Mr. Lemann, Mr. Sicupira and Mr. Telles) agreed to exercise their respective influence in S-Braco, Braco, ECAP and AmBev in full compliance with the terms of the Shareholders' Voting Rights Agreement. The Parties agreed that the Board of S-Braco shall consist of four members and that the executive committees of Braco and ECAP shall consist of two to four members, respectively. Each block of voting shares representing 25% of the voting shares of S-Braco shall entitle its owner(s), at all times, to designate (i) one member of the Board of S-Braco, (ii) one member of the executive committees of Braco and ECAP, respectively, and (iii) one member of the Board of AmBev and the respective alternate member (or such higher number of individuals as proves necessary to maintain control over AmBev's Board, alone or in conjunction with Fundacao, pursuant to the AmBev Shareholders' Agreement). The Parties further agreed that resolutions concerning S-Braco, Braco, ECAP and AmBev relating to certain issues may only be approved by prior unanimous vote of the Parties. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholders' Voting Rights Agreement also contains, among others, terms and conditions (i) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of S-Braco, Braco, ECAP and AmBev and (ii) prohibiting the pledging of shares of S-Braco, Braco, ECAP and AmBev by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares.

     Pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of the Quinsa Class B Shares, and the joint Schedule 13D of the Reporting Persons is herein referred to as "this Schedule 13D".

     (d), (e) During the last five years, none of the Reporting Persons or any executive officer or director of the Reporting Persons or any person controlling any of the Reporting Persons or any executive officer or director of a controlling shareholder of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On March 3, 2004, the SB Group Companies entered into a Contribution and Subscription Agreement pursuant to which they have agreed, upon the closing of the transactions contemplated by the Contribution and Subscription Agreement, to transfer all of the issued and outstanding AmBev Common Shares beneficially owned by the reporting persons by virtue of their interests in the SB Group Companies to Interbrew in exchange for 141,712,000 newly-issued ordinary shares of Interbrew.

Item 4. Purpose of Transaction.

     (a), (d), (e), (f), (g), (h), (i) On March 3, 2004, S-Braco, Rougeval
Limited, Tinsel Investments Inc., ECAP, Braco, Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and

Bracopar S.A. (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien ("EPS"), and Interbrew S.A. ("Interbrew") (the "Contribution and Subscription Agreement"). S-Braco controls, directly or indirectly, all of the other SB Group Companies. The Stichting is a foundation organized under Dutch law which currently holds, on behalf of EPS and affiliates of EPS, 275,056,026 ordinary shares of Interbrew, representing approximately 63.72% of the outstanding ordinary shares of Interbrew.1 On the same date, AmBev entered into an Incorporacao Agreement (the "Incorporacao Agreement") with Interbrew, Labatt Brewing Canada Holding Ltd. ("Mergeco"), a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of Interbrew, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada and an indirect wholly owned subsidiary of Interbrew ("Labatt").

     Pursuant to the Contribution and Subscription Agreement, the SB Group Companies will reorganize their direct and indirect holdings of Ambev Common Shares such that, upon closing of the transactions contemplated by the Contribution and Subscription Agreement (the "CSA Transactions"), an SB Group Company (BRC) will contribute to Interbrew 100% of the capital stock of another SB Group Company (Tinsel Lux) that will indirectly own (i) all of the Ambev Common Shares currently held by S-Braco and Braco and (ii) approximately 98.64% of the capital stock of ECAP. In exchange for the contribution to Interbrew of 100% of the capital stock of Tinsel Lux, Interbrew will issue to BRC 141,712,000 ordinary shares of Interbrew (the "Interbrew Shares"). The closing of the CSA Transactions is subject to the satisfaction of various conditions, including the approval of the applicable antitrust authorities and the closing of the transactions contemplated by the Incorporacao Agreement. The Contribution and Subscription Agreement can be terminated by mutual consent of the SB Group Companies and Interbrew, or by either the SB Group Companies or Interbrew if, prior to closing, the Incorporacao Agreement is terminated in accordance with its terms.

     Upon closing of the CSA Transactions, Mr. Lemann, Mr. Sicupira and Mr. Telles would beneficially own, through their interests in BRC, the Interbrew Shares to be acquired by BRC, and Interbrew would beneficially own the Ambev Common Shares that are currently beneficially owned by Mr. Lemann, Mr. Sicupira and Mr. Telles by virtue of their interests in the SB Group Companies.

     Pursuant to the Contribution and Subscription Agreement, each party has agreed to a "no solicitation" provision which will remain in effect until the closing of the CSA transactions or, if the closing does not occur and the agreement is terminated, for two years following the date of termination. The "no solicitation" provision generally

----------------------------
     1 Based on publicly available information, the reporting persons believe that: The Stichting was organized by members of several Belgian families who collectively hold a controlling interest in Interbrew as a means to consolidate their shareholdings in Interbrew. In exchange for each Interbrew Share transferred to it, the Stichting issues to the transferee a certificate representing such share. The Stichting votes all of the Interbrew Shares held by it at general and extraordinary meetings of Interbrew and is managed by a board of directors. The Stichting receives all dividends in respect of the Interbrew Shares held by it for distribution to its certificate holders. EPS, an entity affiliated with such Belgian families, currently holds 176,000,000 Stichting certificates, and the Stichting currently holds 275,056,026 Interbrew Shares, representing approximately 63.72% of all outstanding Interbrew Shares.

restricts the right of any of the SB Group Companies, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, to attempt to acquire control over one another without the prior written consent of the board of directors of the "target" party, and restricts the ability of each party to solicit or enter into agreements that would enable a third party to acquire control over it.

     In addition, pursuant to the Contribution and Subscription Agreement, the SB Group Companies have agreed not to transfer, directly or indirectly, any shares or interests in any SB Group Company or any shares or interests in AmBev. Similarly, EPS and the Stichting have agreed not to transfer, directly or indirectly, 252,000,000 Interbrew Shares (including any Stichting certificates representing the 252,000,000 Interbrew Shares or any other interests in the 252,000,000 Interbrew Shares). These restrictions on transfer will terminate upon the closing of the CSA Transactions, or, if the closing does not occur, upon the termination of the CSA in accordance with its terms.

     The Contribution and Subscription Agreement also contains certain restrictions on the business and activities of the SB Group Companies and AmBev, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, until the closing of the CSA Transactions. In general, these restrictions obligate the parties to conduct their respective businesses in the ordinary course consistent with past practice and impose certain limitations with respect to, among other things, the incurrence of debt beyond a specified amount, significant acquisitions or dispositions, and issuances of stock.

     The Contribution and Subscription Agreement provides that, as required by Brazilian law, Interbrew will make a mandatory tender offer ("MTO") following the closing of the CSA Transactions for all shares of AmBev common stock not owned by it. As required by Brazilian law, the price to be paid by Interbrew for each share of AmBev common stock pursuant to the MTO will be an amount equal to 80% of the per share consideration received by the SB Group Companies in respect of the contribution of the Ambev Common Shares beneficially owned by the reporting persons to Interbrew.

     In addition, the Contribution and Subscription Agreement provides that, to the extent a BAC shareholder exercises its tag-along right ("BAC Tag-Along Right") under the stock purchase agreement dated March 1, 2002, as amended, between AmBev and BAC, (a) Interbrew agreed to, at such BAC shareholder's option, either (i) issue such BAC shareholder a number of shares of Interbrew common stock issuable thereto pursuant to the BAC Tag-Along Right, or (ii) purchase such BAC shareholder's shares of AmBev common stock for cash, and (b) BRC agreed to (x) simultaneously with Interbrew's issuance or payment to such BAC shareholder, pay to Interbrew a cash amount equal to any premium paid by Intebrew in connection with the BAC Tag-Along Right or (y) elect to reduce the number of Interbrew Shares being received by BRC equal to such premium divided by the closing price of the Interbrew Shares on the day immediately prior to the closing date of the CSA Transactions during which the Interbrew common stock is trading on Euronext Brussels.

     (b) In connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, an affiliate of EPS, Rayvax Societe d'Investissements S.A. ("Rayvax") and the Stichting entered into a shareholders agreement (the "Interbrew Shareholders Agreement") to become effective with respect to its operative provisions upon the closing of the CSA Transactions. The Interbrew Shareholders Agreement will provide for BRC and EPS to hold their interests in Interbrew through the Stichting and will address, among other things, certain matters relating to the governance and management of the Stichting and Interbrew as well as the transfers of interests in Interbrew. Upon the closing of the CSA Transactions, BRC will transfer all 141,712,000 of its Interbrew Shares to the Stichting in exchange for 141,712,000 Stichting certificates, and EPS will hold at least 180,000,000 Stichting certificates (representing 180,000,000 Interbrew Shares). The 321,712,000 Interbrew Shares anticipated to be held by the Stichting upon the closing of the CSA transactions will represent approximately 56% of all issued and outstanding Interbrew Shares at that time.

     Pursuant to the terms of the Interbrew Shareholders Agreement, BRC and EPS will jointly and equally exercise control over the Stichting and the Interbrew Shares held by the Stichting. Among other things, BRC and EPS have agreed that the Stichting will be managed by an eight-member board of directors and that they each will have the right to appoint four directors to the Stichting board. At least seven of the eight Stichting directors must be present in order to constitute a quorum, and any action to be taken by the Stichting board will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the Interbrew Shares it will hold on behalf of BRC and EPS, including how the Stichting's Interbrew Shares will be voted at all general and extraordinary shareholder meetings of Interbrew, will be made by the Stichting board. In addition, the Interbrew Shareholders Agreement will provide that the board of directors of Interbrew will have between 12 and 14 members, four of which will be nominated by EPS, four of which will be nominated by BRC and four to six of which will be independent directors nominated by the Stichting's board.

     The Interbrew Shareholders Agreement will require the Stichting's board to meet prior to each shareholder meeting of Interbrew to determine how the Stichting's Interbrew Shares will be voted. In addition, the Interbrew Shareholders Agreement will require Interbrew's by-laws to require shareholders' approval with a qualified majority of 75% with respect to a number of significant matters affecting Interbrew, including issuances of stock, mergers, large acquisitions and dispositions and changes in Interbrew's dividend policy. The Interbrew Shareholders Agreement will also provide for Interbrew's by-laws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of Interbrew's CEO, ratification of certain transactions with affiliates and any other matter that under Belgian law must be approved by the shareholders.

     The Interbrew Shareholders Agreement will also contain procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS. In the event of a deadlock involving any matter which requires the 75% supermajority shareholder approval referred to above, the Interbrew Shareholders Agreement will provide for a "buy/sell" procedure by which the party that desires to vote in favor of the particular matter (the "approving party") may require that the other party (the "dissenting party") take one of two actions: the dissenting party must either buy the approving party's Stichting certificates or the dissenting party must sell its Stichting certificates to the approving party, in each case at prices set by the approving party. The "buy/sell" procedure will not be exercisable by either BRC or EPS for the first five years after the closing of the CSA Transactions and will also impose a 360 day "cooling off" period before the procedure may be exercised following any deadlock.

     The Interbrew Shareholders Agreement will provide for restrictions on the ability of BRC and EPS to transfer their Stichting certificates (and consequently their Interbrew Shares held through the Stichting). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Stichting certificates (representing 180,000,000 Interbrew Shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Stichting certificates (representing 141,712,000 Interbrew Shares). In addition, the Interbrew Shareholders' Agreement will require certain affiliates of EPS whose Interbrew Shares are not held through the Stichting to vote their Interbrew Shares in the same manner as the Interbrew Shares held by the Stichting and will restrict such affiliates' ability to transfer their Interbrew Shares in a manner that would disrupt the orderly trading of the Interbrew Shares. In addition, under the Interbrew Shareholders Agreement, EPS and BRC will agree not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

     The Interbrew Shareholders Agreement will remain in effect for an initial term of 20 years from the date of closing of the CSA transactions. Thereafter, the Interbrew Shareholders Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting's organizational documents (its Conditions of Administration and By-Laws) and Interbrew's by-laws, which reflect and implement the agreements contained in the Interbrew Shareholders Agreement, will take effect upon the closing of the CSA Transactions.

     In connection with the Contribution and Subscription Agreement, on March 3, 2004, Interbrew, Mr. Lemann, Mr. Sicupira and Mr. Telles entered into a lock-up agreement whereby Mr. Lemann, Mr. Sicupira and Mr. Telles have agreed not to transfer, directly or indirectly, or consent to or permit any transfer of, any AmBev shares held directly or indirectly by them to any person, and to vote and cause any entities they control that hold AmBev shares to vote in favor of the CSA Transactions and the other transactions contemplated by the CSA, including the Incorporacao and the Incorporacao Agreement, at any AmBev shareholders meeting where these items are on the agenda. The transfer restrictions in the lock-up agreement expire on the earliest of (i) the closing of the Contribution and Subscription Agreement, (ii) the date of termination of the CSA Transactions and (iii) June 30, 2005. The voting restrictions in the lock-up agreement terminate on the earlier of (i) the closing of the CSA Transactions and (ii) the date of termination of the Contribution and Subscription Agreement.

     In connection with the Contribution and Subscription Agreement, on March 3, 2004, EPS and BRC entered into a lock-up agreement providing for certain restrictions on the transfer by EPS and certain of its affiliates of 72,000,000 Interbrew Shares that are not held on their behalf by the Stichting. These transfer restrictions terminate on June 30, 2005. The lock-up agreement also contains an undertaking from EPS and certain affiliates that, beginning July 1, 2005, they will effect any sales of Interbrew Shares not required to be held by the Stichting on their behalf pursuant to Interbrew Shareholders Agreement in an orderly manner so as not to disrupt trading in the Interbrew Shares.

     In connection with the Contribution and Subscription Agreement, on March 2, 2004, five members of the Belgian families that control the Stichting signed a letter addressed to Mr. Lemann, Mr. Sicupira and Mr. Telles confirming that all of the outstanding certificates issued by the Stichting are owned or controlled by members of such families and that, until the closing of the CSA Transactions, at least 252,000,000 Stichting certificates will remain owned or controlled by members of such families.

     (b), (e) Pursuant to the Incorporacao Agreement and immediately after the consummation of the CSA Transactions, a wholly owned subsidiary of Interbrew ("Mergeco"), which will own Labatt as of such time, will be merged into AmBev by means of an Incorporacao under Brazilian law (the "Incorporacao"), and Interbrew, as the sole shareholder of Mergeco, will receive 9,532,468,614 newly issued Common Shares and 13,812,648,539 newly issued Preferred Shares of AmBev (the "New AmBev Shares"), subject to reduction, as described below. Prior to the closing of the Incorporacao, Interbrew will cause Labatt and its subsidiaries to undertake a restructuring (the "Restructuring") to transfer certain businesses held by Labatt and its subsidiaries that are not being acquired by AmBev to other affiliates of Interbrew. As a result of the Restructuring, prior to the effective time of the Incorporacao, Mergeco will own, in effect, directly or indirectly, all of the issued and outstanding shares of Labatt Holding B.V., a corporation organized under the laws of the Netherlands ("Labatt Holdco"), and Labatt Holdco will own all the capital stock of Labatt. After the consummation of the Incorporacao, AmBev will own 100% of the capital stock of Labatt Holdco, and indirectly, of Labatt.

     Labatt and Interbrew will be permitted, until the closing of the Incorporacao, to negotiate with Fomento Economico Mexicano, S.A. de C.V. , a societa anonima de capital variable ("Femsa") or any of its subsidiaries (i) to sell Labatt's approximately 30% equity interest (the "Femsa Cerveza Interest") in Femsa Cerveza, S.A. de C.V., a societa anonima de capital variable ("Femsa Cerveza") to Femsa, (ii) repurchase the approximately 30% minority interest in LF Holdings I L.L.C., a Delaware limited liability company, and LF Holdings II L.L.C., a Delaware limited liability company, (collectively, "Labatt USA") held by Femsa and (iii) to terminate, amend or restate certain related distribution agreements between Femsa Cerveza and Labatt USA.

     In the event that the transfer of the Femsa Cerveza Interest to Femsa is consummated, or such interest is distributed or transferred to Interbrew or a subsidiary of Interbrew other than Labatt or any of the Labatt subsidiaries being acquired by AmBev, at or prior to the closing of the Incorporacao, the number of New AmBev Shares to be issued in the Incorporacao to Interbrew (or its subsidiaries) shall be adjusted by (x) reducing the number of Common Shares to be issued pursuant to the Incorporacao by 1,666,286,732 Common Shares to 7,866,181,882 Ambev Common Shares and (y) reducing the number of Preferred Shares to be issued pursuant to the Incorporacao by 2,414,467,220 Preferred Shares to 11,398,181,319 AmBev Preferred Shares.

     As a result of the Restructuring and other permitted transfers, Labatt's business and assets to be acquired by AmBev are anticipated to constitute the Canadian-based operations and assets of Labatt and its subsidiaries, and to the extent no transaction has been consummated in respect of the Femsa Cerveza Interest or Labatt USA, the Femsa Cerveza Interest and/or Labatt's equity interest in Labatt USA.

     If a transfer of the Femsa Cerveza Interest is not consummated prior to the closing, the execution and delivery of the Incorporacao Agreement and the consummation of the transactions contemplated by the Incorporacao Agreement may give Femsa or a subsidiary of Femsa the right to repurchase the Femsa Cerveza Interest, to require Labatt to purchase its equity interest in Labatt USA and to terminate the related distribution agreements. The amount of consideration paid by AmBev in respect of the Femsa Cerveza Interest and Labatt USA will be subject to further adjustment under certain circumstances after the closing of the Incorporacao.

     Pursuant to the Incorporacao Agreement, AmBev has generally agreed, until the closing date, or, if the closing does not occur, the second anniversary after the termination of the agreement, not to, directly or indirectly, (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any equity securities or securities convertible into equity securities of Interbrew or any of its affiliates or subsidiaries, (ii) propose to enter into, directly or indirectly, any merger or business combination involving Interbrew or any of its subsidiaries, (iii) otherwise seek to influence or control, in any manner whatsoever (including proxy solicitation or otherwise), the management or policies of Interbrew or any of its subsidiaries, (iv) solicit, initiate or encourage any proposal for an amalgamation, a merger or other business combination, sale of securities, sale of substantial assets, joint venture, or similar transaction involving AmBev (an "AmBev Bid"), (v) enter into any agreement with respect to any AmBev Bid,
(vi) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any AmBev Bid, (vii) assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in doing any of the foregoing, or (vii) disclose any intention or plan inconsistent with the foregoing.

     Each of Interbrew and Labatt have generally agreed, until the closing date, or, if the closing does not occur, the second anniversary after the termination of the agreement, not to, directly or indirectly (i) solicit, initiate or encourage any proposal for an amalgamation, merger or other business combination, sale of securities, sale of substantial assets, joint venture or similar transaction involving Labatt or any of its subsidiaries (an "Other Labatt Bid"), (ii) enter into any agreement with respect to any Other Labatt Bid, (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Other Labatt Bid or
(iv) disclose any intention or plan inconsistent with the foregoing. In addition, pursuant to the Incorporacao Agreement, Interbrew has agreed not to transfer any of the capital stock of Labatt or any interest therein, or enter into any contract, option or other arrangement with respect to the transfer (including any profit sharing or other derivative arrangement) of any of the capital stock of Labatt or any interest therein, except in compliance with the provisions of the Incorporacao Agreement.

     Other than as described in this Schedule 13D, or contained in the agreements and the press release attached as Exhibits hereto, none of the Reporting Persons or their respective controlling shareholders, or the executive officers or directors of any of the foregoing, has any plans or proposals which relate to or would result in any of the events described in Items 4(a) through (j).

     The information contained in Item 2 and Item 6 below and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

     (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

     (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth the aggregate number of Quinsa Class B Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Quinsa Class B Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

     (d) Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Quinsa Class B Shares owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information contained in Item 2 and Item 4 and in the Exhibits to this Schedule 13D is hereby incorporated by reference herein.

     Other than as described in this Schedule 13D or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of Quinsa, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.           Material to Be Filed as Exhibits.


Exhibit No.          Description

2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to
            Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

Exhibit No.          Description

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to
            Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit
            2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew.

2.13 Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, MergeCo and Labatt.

2.14        Lock-up Agreement dated March 2, 2004 among EPS and BRC.

2.15 Lock-up Agreement dated March 3, 2004 among Interbrew, Mr. Lemann, Mr. Sicupira and Mr. Telles.

2.16 First Amendment to the AmBev Shareholders Agreement dated March 2, 2004 among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and Interbrew as intervening third party beneficiary (English translation).

Exhibit No.          Description

2.17 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax.

2.18        Form of Amended and Restated Interbrew By-laws (English
            Translation).

2.19        Form of Amended Stichting By-laws (English Translation).

2.20        Form of Stichting Conditions of Administration (English
            Translation).

2.21        Letter dated March 2, 2004 to Mr. Lemann, Mr. Scipura and Mr.
            Telles.

99.1 Joint Filing Agreement Pursuant to Rule 13d-1 (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to Schedule 13D relating to Quinsa, filed on June 13, 2003, by AmBev).


                                    ANNEX A

               Information Required as to Executive Officers and
       Directors of AmBev, Braco, S-Braco, ECAP and Trustees of Fundacao

                   Directors and Executive Officers of AmBev


Name                 Citizenship             Business Address                      Present Principal
                                                                                      Occupation
                                                                                     or Employment
Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.         Partner of GP Investimentos
Telles                            1.017, 3o.andar cjs. 31 e 32               Ltda.; Co-Chairman of the Board
                                  04530-001, Sao Paulo, SP - Brazil          of Directors of AmBev; member of
                                                                             the Board of Directors of
                                                                             S-Braco, Quinsa and QIB; Officer
                                                                             of Braco and ECAP; Trustee of
                                                                             Fundacao

Victorio Carlos de   Brazil       Rua Dr. Renato Paes de Barros, no.         Co-Chairman of the Board of
Marchi                            1.017, 3o.andar cjs. 31 e 32               Directors of AmBev; member of
                                  04530-001, Sao Paulo, SP - Brazil          the Board of Directors of
                                                                             Quinsa; Trustee of Fundacao

Magim Rodriguez,     Brazil       Rua Dr. Renato Paes de Barros, no.         Vice-Chairman of the Board of
Jr.                               1.017, 3o.andar cjs. 31 e 32               Directors of AmBev; member of
                                  04530-001, Sao Paulo, SP - Brazil          the Board of Directors of Quinsa
                                                                             and QIB

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima, 3729 -      Partner of GP Investimentos
                                  7o.andar, CEP 04538-905, Sao Paulo,        Ltda.; Officer of Braco;
                                  SP, Brazil                                 President of ECAP and S-Braco
                                                                             and Chairman of the Board of
                                                                             Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima, 3729 -      Partner of GP Investimentos
Veiga Sicupira                    7o.andar, CEP 04538-905, Sao Paulo,        Ltda.; Officer of Braco and ECAP
                                  SP, Brazil                                 and member of the Board of
                                                                             Directors of S-Braco, Quinsa and
                                                                             QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima, 3729 -      Partner of GP Investimentos
Thompson Motta                    7o.andar, CEP 04538-905, Sao Paulo,        Ltda.; Officer of Braco, ECAP
                                  SP, Brazil                                 and S-Braco; member of the Board
                                                                             of Directors of Quinsa and QIB

Fersen Lamas         Brazil       Avenida Brigadeiro Fraria Lima, 3729 -     Partner of GP Investimentos Ltda.
Lambranho                         7o.andar, CEP 04538-905, Sao Paulo,
                                  SP, Brazil

Vicente Falconi      Brazil       Alameda da Serra 500, 2o.andar, Nova       Director of AmBev
Campos                            Lima, MG, Brazil

Jose Heitor          Brazil       Av. Brigadeiro Faria Lima, 3900,           President of Fundacao
Attilio Gracioso                  11o.andar, cj. 1101, CEP
                                  04538-132,     Sao Paulo, SP, Brazil



                                                                             2

Roberto Herbster     Brazil       Av. Brigadeiro Faria Lima, 3900,           Vice President of Fundacao
Gusmao                            11o.andar, cj. 1101, CEP
                                  04538-132,     Sao Paulo, SP, Brazil

Diego Fernando       Argentina    Av. Del Libertador 498, 27o.andar,         Director of AmBev
Miguens Bemberg2                  Buenos Aires, Argentina

Carlos Alves de      Brazil       Rua Dr. Renato Paes de Barros, no.         Chief Executive Officer of AmBev
Brito                             1.017, 3o.andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Juan Manuel          Brazil       Rua Dr. Renato Paes de Barros, no.         International Operations Officer
Vergara Galvis                    1.017, 3o.andar cjs. 31 e 32               of AmBev
                                  04530-001, Sao Paulo, SP - Brazil

Luis Felipe          Brazil       Rua Dr. Renato Paes de Barros, no.         Chief Financial Officer and
Pedreira Dutra                    1.017, 3o.andar cjs. 31 e 32               Investor Relations Officer of
Leite                             04530-001, Sao Paulo, SP - Brazil          AmBev

Jose Adilson Miguel  Brazil       Rua Dr. Renato Paes de Barros, no.         Retail Officer of AmBev
                                  1.017, 3o.andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Claudio Braz Ferro   Brazil       Rua Dr. Renato Paes de Barros, no.         Manufacturing Officer of AmBev
                                  1.017, 3o.andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Luiz Fernando        Brazil       Rua Dr. Renato Paes de Barros, no.         Sales Officer of AmBev
Edmond                            1.017, 3o.andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Pedro de Abreu       Brazil       Rua Dr. Renato Paes de Barros, no.         Legal Officer of AmBev
Mariani                           1.017, 3o.andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Miguel Nuno da       Brazil       Rua Dr. Renato Paes de Barros, no.         Marketing Officer of AmBev
Mata Patricio                     1.017, 3o.andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

--------------------------------
     2 Mr. Diego Fernando Miguens Bemberg does not directly own any Quinsa Class B Shares. Mr. Miguens Bemberg indirectly owns shares in BAC. AmBev has been informed by Mr. Miguens Bemberg that BAC beneficially owns 373,520,000 Quinsa Class A Shares and 6,056,656 shares in QIB (which represent 58.8% and 5.3% of the class of shares outstanding, repectively). BAC does not beneficially own any Quinsa Class B Shares. BAC is a party to the Stock Purchase Agreement, the Pledge Agreement, the Escrow Agreement, the Quinsa Shareholders Agreement, the AmBev Governance Agreement, the AmBev Share Transfer Agreement, the AmBev Registration Rights Agreement and the Letter Agreement. See Items 2, 4 and 6.

                                                                             3

                             Trustees of Fundacao


Name                 Citizenship             Business Address                      Present Principal
                                                                                      Occupation
                                                                                     or Employment

Jose Heitor          Brazil       Av. Brigadeiro Faria Lima, 3900,          President of Fundacao Antonio e
Attilio Gracioso                  11o.andar, cj. 1101, CEP 04538-132,       Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                     Nacional de Beneficencia

Jose de Maio         Brazil       Av. Brigadeiro Faria Lima, 3900,          Trustee of Fundacao Antonio e
Pereira da Silva                  11o.andar, cj. 1101, CEP 04538-132,       Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                     Nacional de Beneficencia

Celso Neves          Brazil       Av. Brigadeiro Faria Lima, 3900,          Trustee of Fundacao Antonio e
                                  11o.andar, cj. 1101, CEP 04538-132 ,      Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                     Nacional de Beneficencia

Dario de Ameida      Brazil       Av. Atlantica, 1440-Apt. 1001             Trustee of Fundacao Antonio e
Magalhaes                         22021.001-Rio de Janeiro/RJ-Brazil        Helena Zerrenner Instituicao
                                                                            Nacional de Beneficencia

Victorio Carlos de   Brazil       Rua Dr. Renato Paes de Barros, no.        Co-Chairman of the Board of
Marchi                            1.017, 3o.andar cjs. 31 e 32              Directors of AmBev; and member of
                                  04530-001, Sao Paulo, SP - Brazil         the Board of Directors of Quinsa

Roberto Herbster     Brazil       Av. Brigadeiro Faria Lima, 3900,          Vice President of Fundacao Antonio
Gusmao                            11o. andar, cj. 1101, CEP 04538-132,      e Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                     Nacional de Beneficencia

Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.        Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o.andar cjs. 31 e 32              Co-Chairman of the Board of
                                  04530-001, Sao Paulo, SP - Brazil         Directors of AmBev; member of the
                                                                            Board of Directors of S-Braco,
                                                                            Quinsa and QIB; and Officer of
                                                                            Braco and ECAP

Jose Adilson Miguel  Brazil       Rua Dr. Renato Paes de Barros, no.        Retail Officer of AmBev
                                  1.017, 3o.andar cjs. 31 e 32
                                  04530-001, Sao Paulo, SP - Brazil

Orlando de Araujo    Brazil       Av. Brigadeiro Faria Lima, 3900,          Trustee of Fundacao Antonio e
                                  11o.andar, cj. 1101, CEP 04538-132,       Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                     Nacional de Beneficencia

Geraldo Malaga da    Brazil       Av. Brigadeiro Faria Lima, 3900,          Trustee of Fundacao Antonio e
Cruz Quintao                      11o.andar, cj. 1101, CEP 04538-132,       Helena Zerrenner Instituicao
                                  Sao Paulo, SP, Brazil                     Nacional de Beneficencia


                         Executive Officers of Braco3


Name                 Citizenship             Business Address                      Present Principal
                                                                                      Occupation
                                                                                     or Employment
Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.        Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o.andar cjs. 31 e 32              Co-Chairman of the Board of Directors
                                  04530-001, Sao Paulo, SP - Brazil         of AmBev; member of the Board of
                                                                            Directors of S-Braco, Quinsa and QIB;
                                                                            and Officer of Braco and ECAP

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP Investimentos Ltda.;
                                  3729 - 7o.andar, CEP 04538-905,           Officer of Braco; President of ECAP
                                  Sao Paulo, SP, Brazil                     and S-Braco and Chairman of the Board
                                                                            of Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP Investimentos Ltda.;
Veiga Sicupira                    3729 - 7o.andar, CEP 04538-905,           Officer of Braco and ECAP and member
                                  Sao Paulo, SP, Brazil                     of the Board of Directors of S-Braco,
                                                                            Quinsa and QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP Investimentos Ltda.;
Thompson Motta                    3729 - 7o.andar, CEP 04538-905,           Officer of Braco, ECAP and S-Braco;
                                  Sao Paulo, SP, Brazil                     and member of the Board of Directors
                                                                            of Quinsa and QIB



                          Executive Officers of ECAP4


Name                 Citizenship             Business Address                      Present Principal
                                                                                      Occupation
                                                                                     or Employment
Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros, no.        Partner of GP Investimentos Ltda.;
Telles                            1.017, 3o.andar cjs. 31 e 32              Co-Chairman of the Board of Directors
                                  04530-001, Sao Paulo, SP - Brazil         of AmBev; member of the Board of
                                                                            Directors of S-Braco, Quinsa and QIB;
                                                                            and Officer of Braco and ECAP

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP Investimentos Ltda.;
                                  3729 - 7o.andar, CEP 04538-905,           Officer of Braco; President of ECAP
                                  Sao Paulo, SP, Brazil                     and S-Braco and Chairman of the Board
                                                                            of Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP Investimentos Ltda.;
Veiga Sicupira                    3729 - 7o.andar, CEP 04538-905,           Officer of Braco and ECAP and member
                                  Sao Paulo, SP, Brazil                     of the Board of Directors of S-Braco,
                                                                            Quinsa and QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima,            Partner of GP Investimentos Ltda.;
Thompson Motta                    3729 - 7o.andar, CEP 04538-905,           Officer of Braco, ECAP and S-Braco;
                                  Sao Paulo, SP, Brazil                     and member of the Board of Directors
                                                                            of Quinsa and QIB

                                                                             5


-----------------------
     3 In accordance with Brazilian corporate law, Braco is not required to have, and it does not have, a board of directors. However, the executive officers of Braco function as directors as well as officers.

     4 In accordance with Brazilian corporate law, ECAP is not required to have, and it does not have, a board of directors. However, the executive officers of ECAP function as directors as well as officers.

                                         Executive Officers of S-Braco


Name                 Citizenship             Business Address                      Present Principal
                                                                                      Occupation
                                                                                     or Employment
Marcel Herrmann      Brazil       Rua Dr. Renato Paes de Barros,                Partner of GP Investimentos Ltda.;
Telles                            no.1.017, 3o.andar cjs. 31 e 32               Co-Chairman of the Board of Directors
                                  04530-001, Sao Paulo, SP - Brazil             of AmBev; member of the Board of
                                                                                Directors of S-Braco, Quinsa and QIB;
                                                                                and Officer of Braco and ECAP

Jorge Paulo Lemann   Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
                                  3729 - 7o.andar, CEP 04538-905,               Officer of Braco; President of ECAP
                                  Sao Paulo, SP, Brazil                         and S-Braco and Chairman of the Board
                                                                                of Directors of S-Braco

Carlos Alberto da    Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Veiga Sicupira                    3729 - 7o.andar, CEP 04538-905,               Officer of Braco and ECAP and member
                                  Sao Paulo, SP, Brazil                         of the Board of Directors of S-Braco,
                                                                                Quinsa and QIB

Roberto Moses        Brazil       Avenida Brigadeiro Faria Lima,                Partner of GP Investimentos Ltda.;
Thompson Motta                    3729 - 7o.andar, CEP 04538-905,               Officer of Braco, ECAP and S-Braco;
                                  Sao Paulo, SP, Brazil                         and member of the Board of Directors
                                                                                of Quinsa and QIB

Paulo Alberto Lemann Brazil       Avenida Brigadeiro Faria Lima,                Member of the Board of Directors of
                                  3729 - 7o.andar, CEP 04538-905,               S-Braco
                                  Sao Paulo, SP, Brazil


                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2004

                                     COMPANHIA DE BEBIDAS DAS
                                     AMERICAS - AMBEV


                                     by  /s/ Juan Manuel Vergara Galvis
                                         ------------------------------------
                                         Name: Juan Manuel Vergara Galvis
                                         Title: International Operations Officer

                                     by  /s/ Jose Adilson Miguel
                                         ------------------------------------
                                         Name: Jose Adilson Miguel
                                         Title: Retail Officer

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2004

                                 FUNDACAO ANTONIO E HELENA
                                 ZERRENNER INSTITUICAO NACIONAL DE
                                 BENEFICENCIA

                                 by  /s/ Victorio Carlos de Marchi
                                     ------------------------------------
                                     Name: Victorio Carlos de Marchi
                                     Title: Member of Advisory Board of Trustees

                                 by  /s/ Jose Heitor Attilio Gracioso
                                     ------------------------------------
                                     Name: Jose Heitor Attilio Gracioso
                                     Title: President

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2004

                                     Braco S.A.

                                     by  /s/ Jorge Paulo Lemann
                                         ------------------------------------
                                         Name: Jorge Paulo Lemann
                                         Title: Officer

                                     by  /s/ Roberto Moses Thompson Motta
                                         ------------------------------------
                                         Name: Roberto Moses Thompson Motta
                                         Title: Officer

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2004

                                     EMPRESA DE ADMINISTRACAO E
                                     PARTICIPACOES S.A. - ECAP

                                     by  /s/ Jorge Paulo Lemann
                                         ------------------------------------
                                         Name: Jorge Paulo Lemann
                                         Title: Officer

                                     by  /s/ Roberto Moses Thompson Motta
                                         ------------------------------------
                                         Name: Roberto Moses Thompson Motta
                                         Title: Officer

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2004

                                     S-Braco PARTICIPACOES S.A.

                                     by  /s/ Jorge Paulo Lemann
                                         ------------------------------------
                                         Name: Jorge Paulo Lemann
                                         Title: Director

                                     by  /s/ Roberto Moses Thompson Motta
                                         ------------------------------------
                                         Name: Roberto Moses Thompson Motta
                                         Title: Director

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2004

                                     JORGE PAULO LEMANN

                                     by /s/ Jorge Paulo Lemann
                                        ------------------------------------
                                        Name:  Jorge Paulo Lemann
                                        Title:

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2004

                                     CARLOS ALBERTO DA VEIGA SICUPIRA

                                     by /s/ Carlos Alberto Da Veiga Sicupira
                                     -------------------------------------------
                                     Name:  Carlos Alberto Da Veiga Sicupira
                                     Title:

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2004

                                     MARCEL HERRMANN TELLES

                                     by  /s/ Marcel Herrmann Telles
                                         ------------------------------------
                                         Name:  Marcel Herrmann Telles
                                         Title:

                                 EXHIBIT INDEX

Exhibit
  No.       Description                                                    Page
-------     -----------                                                    ----

2.1 Share Exchange Agreement dated as of May 1, 2002, between AmBev and Quinsa (incorporated by reference to Exhibit 2.1 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.2 Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (incorporated by reference to Exhibit 2.2 to Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev).

2.3 Amendment No. 1 to Stock Purchase Agreement dated as of January 31, 2003, between BAC and AmBev (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.4 Letter Agreement dated January 13, 2002, between AmBev, BAC and Quinsa (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.5 Quinsa Shareholders Agreement dated as of January 31, 2003, among Quinsa, AmBev and BAC (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.6 Registration Rights Agreement dated as of January 31, 2003, among BAC and AmBev (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.7 AmBev Share Transfer Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to
            Exhibit 2.7 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

Exhibit
  No.       Description                                                    Page
-------     -----------                                                    ----

2.8 AmBev Governance Agreement dated as of January 31, 2003, among BAC, Braco, ECAP, Fundacao and AmBev (incorporated by reference to
            Exhibit 2.8 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.9 Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa (incorporated by reference to Exhibit 2.9 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.10 Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York (incorporated by reference to Exhibit
            2.10 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.11 Resolution of the Office of Competition, Deregulation and Consumer Advocacy of the Ministry of Production of the Republic of Argentina regarding the business combination of AmBev and Quinsa - English Translation (incorporated by reference to Exhibit 2.11 to Amendment No. 1 to Schedule 13D relating to Quinsa, filed on February 4, 2003, by AmBev).

2.12 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew.

2.13 Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, MergeCo and Labatt.

2.14        Lock-up Agreement dated March 2, 2004 among EPS and BRC.

2.15 Lock-up Agreement dated March 3, 2004 among Interbrew, Mr. Lemann, Mr. Sicupira and Mr. Telles.

2.16 First Amendment to the AmBev Shareholders Agreement dated March 2, 2004 among Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Carlos Mr. Sicupira, the latter four as intervening parties, and Interbrew as intervening third party beneficiary (English translation).

Exhibit
  No.       Description                                                    Page
-------     -----------                                                    ----

2.17 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax.

2.18        Form of Amended and Restated Interbrew By-laws (English
            Translation).

2.19        Form of Amended Stichting By-laws (English Translation).

2.20        Form of Stichting Conditions of Administration (English
            Translation).

2.21        Letter dated March 2, 2004 to Mr. Lemann, Mr. Scipura and Mr.
            Telles.

99.1 Joint Filing Agreement Pursuant to Rule 13d-1 (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to Schedule 13D relating to Quinsa, filed on June 13, 2003, by AmBev).

--------